EXHIBIT 12

SEA CONTAINERS LTD.

COMPUTATION OF RATIOS

	Year ended December 31,						Nine months ended September 30,
	1997	1998	1999	2000	2001	Pro forma 2001	2001	Pro forma 2001	2002	Pro forma 2002
	(in thousands, except ratios)
Earnings before income taxes	$44,811	$63,634	$66,654	$59,146	$22,656	$7,374	$29,312	$15,889	$45,253	$33,400
Equity in undistributed earnings of unconsolidated companies	(308)	33	(23,804)	(22,653)	(26,565)	(42,953)	(17,995)	(32,999)	(11,567)	(22,420)
Add back dividends received	637	—	513	585	103	103	20	20	—	—
Total earnings (losses) before income taxes	$45,140	$63,667	$43,363	$37,078	($3,808)	($35,476)	($9,196)	($17,090)	$20,945	$10,980
Fixed charges:
Interest	$112,425	$120,879	$124,043	$141,959	$128,923	$108,520	$99,730	$83,934	$101,134	$84,907
Amortization of finance costs	5,799	4,957	5,043	5,659	45,787	4,635	4,447	3,707	3,910	2,819
Total interest	118,224	125,836	129,086	147,618	134,710	113,155	104,177	87,641	105,044	87,726
Interest factor of rent expense	84,801	87,501	105,349	87,933	83,061	82,659	62,296	61,994	62,296	61,994
Total fixed charges	203,025	213,337	234,435	235,551	217,771	195,814	166,473	149,635	167,340	149,720
Capitalized interest	1,391	1,392	1,928	1,365	1,815	933	1,229	739	1,127	588
Fixed charges (excluding capitalized interest)	$201,634	$211,945	$232,507	$234,186	$215,956	$194,881	$165,244	$148,896	$166,213	$149,132
Earnings before fixed charges (excluding capitalized interest and income taxes)	$246,774	$275,612	$275,870	$271,264	$212,150	$159,405	$174,440	$131,808	$188,889	$160,112
Ratio of earnings to fixed charges (reported)	1.2x	1.3x	1.2x	1.2x	1.0x	0.8x	1.0x	0.9x	1.2x	1.1x
Deficiency in earnings to cover fixed charges	—	—	—	—	—	(36,409)	—	(17,829)	—	—

EBITDA*	$250,664	$278,110	$285,521	$291,710	$248,279	$197,983	$202,663	$162,346	$221,282	$180,392
Ratio of EBITDA to cash interest expense	2.3x	2.5x	2.5x	2.1x	1.9x	1.8x	2.0x	1.9x	2.4x	2.3x

*              Earnings from operations plus depreciation and amortization.